Registration File No. 333-186888

Supplementing the Preliminary

Prospectus Supplement

dated March 31, 2015

PRICING TERM SHEET

THE AES CORPORATION

March 31, 2015

$575,000,000 5.500% Senior Notes due 2025

Summary of Terms

Issuer:	The AES Corporation

Issue:	Senior Notes

Maturity:	April 15, 2025

Principal Amount:	$575,000,000

Price to Public:	99.000%

Coupon (Interest Rate):	5.500%

Yield to Maturity:	5.631%

Spread to Benchmark Treasury:	T + 370bps

Benchmark Treasury:	UST 2.000% due February 15, 2025

Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2015

Change of Control:	Upon the occurrence of a Change of Control, the Issuer will be required to offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Optional Redemption:	On and after April 15, 2020, the Issuer may redeem all or part of the notes, on one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on April 15 of the years indicated below:

	Year	Price

	2020	102.750%

	2021	101.833%

	2022	100.917%

	2023 and thereafter	100.000%

At any time prior to April 15, 2020, the Issuer may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the applicable make-whole premium (T+50) as of, and accrued and unpaid interest, if any, to, but not including, the redemption date.

In addition, at any time and on one or more occasions, prior to April 15, 2018, the Issuer may redeem in the aggregate for all such redemptions up to 35% of the aggregate principal amount of notes issued (including the aggregate principal amount of any additional notes) using the net cash proceeds from certain equity offerings, at a redemption price equal to 105.500% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

Sole Book-Running Manager:	Goldman, Sachs & Co.

Trade Date:	March 31, 2015

Settlement Date (T+3):	April 6, 2015

CUSIP / ISIN	00130H BW4 / US00130HBW43

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting

EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by facsimile at (212) 902-9316 or by emailing prospectus-ny@ny.email.gs.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.